SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Tax ID (CNPJ) # 76.483.817/0001-20
PUBLICLY TRADED COMPANY
CVM Record 1431 - 1

EXTRATCTS OF MINUTES OF THE 160TH EXTRAORDINAY SHAREHOLDERS’ MEETING
(Free translation from original in Portuguese)

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: November 13, 2003 – 2:00pm. 3. NOTICE: Published in the Official Gazette and in O Estado do Paraná and Folha de São Paulo newspapers. 4. ATTENDANCE: 85.04% (eighty-five point four percent) of voting capital according to the signatures in the Shareholders’Attendance Book n. 3, page 34 (back). 5. BOARD: PAULO CRUZ PIMENTEL – Executive Secretary of the Board of Directors; SÉRGIO BOTTO DE LACERDA - Chairman; EDISON RAUEN VIANNA - Secretary. 6. AGENDA AND DELIBERATIONS: Item 1 of the agenda of the day – CHANGES IN THE BY-LAWS – Given that the Board of Directors, in the meeting held on November 12, 2003, considering the extension and complexity of the statutory changes, decided to review the document presented in order to deepen its analysis and to contribute to the improvement of the regulation established in the Company’s By Laws. For this reason, the subject could not be discussed at this Meeting, as the Board does not have a final position regarding the referred proposal. For the reasons aforementioned, the subject was removed from the agenda of this Meting. Item 2 of the agenda of the day – FULFILLMENT OF BOARD OF DIRECTORS OPEN POSITION. Considering the resignation of Darc Antonio da Luz Costa and Maurício Borges Lemos from the Board of Directors, this Meeting, as proposed by BNDES Participações S.A. – BNDESPAR, elected without a dissentient vote – after presentation of his biography – Mr. FRANCELINO LAMY DE MIRANDA GRANDO, Brazilian, divorced, layer, bearer of ID # 294.744-ES, and tax ID CNPF/MF # 625.769.688-72, resident and domiciled at Academia de Tênis - SCES Trecho 4 - ap. 432, Brasília, Federal District, as a member of the Board of Directors, to fulfill the mandate related to 2003/2005 period. Item 3 of the agenda of the day – RE RATIFICATION OF THE DELIBERATIONS OF THE 159th EXTRAORDINARY SHAREHOLDERS’ MEETING, OF NOVEMBER 2, 2003, IN ACCORDANCE WITH ARTICLE 124 OF FEDERAL LAW # 6.404/76 This issue was included in the agenda of the day to ratify the decisions made at the Extraordinary Meeting, in accordance with article 124 of Federal Law # 6.404/1976. Since all legal and statutory requirements were met in both the summon and instauration of the present Meeting, the deliberations of 159th Extraordinary Shareholders’ Meeting, held on October 2, 2003s, were re ratified without a dissentient vote, as registered at the corresponding minutes. Such decisions are, in summary, as follows: 1 – ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS AND FULFILLMENT OF OPEN POSITION - Mr. João Bonifácio Cabral Júnior, bearer of ID # 493.602-SC and tax ID CNPF/MF # 056.646.329-68, was elected to fulfill the mandate relative to the 2-year period 2003/2005, as indicated by the State of Paraná, major shareholder; 2 - DECISION OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF MARCH 1999 ON THE ADDITIONAL DISTRIBUTION OF PROFIT SHARING TO THE MANAGEMENT (MANAGERS, ACCORDING TO LAW 6404/76, IN COMPLIANCE TO THE JUDICIAL ACT) PERTAINING TO THE 1998 EARNINGS) – Approved, with the abstention of FUNDO BRADESCO TEMPLETON DE VALOR E LIQUIDEZ, FUNDO INVEST AÇÕES SUMATRA, CAFÉS BRASIL S.A., JOÃO ANTONIO LIAN, represented by Adriane Cristina dos Santos de Almeida, the withdraw of the lawsuit filed by the Ministry of Labor for the additional payment of R$3 million as management’s profit sharing in Copel’s 1998 earnings was approved, through the acceptance of the terms ruled by the Regional Labor Court of the State of Paraná, with the consequent distribution of the amount to the employees of the Company as of 12/31/1998., 3 - TARIFFS: AUTHORIZATION OF DISCOUNT OVER TARIFF READJUSTMENT PERCENTAGE GRANTED BY ANEEL. Upon clarifications given by the President of the Shareholder’s Meeting and by the Executive Secretary of the Board of Directors, the majority of voters ratified the total discount of the 25.27% average tariff readjustment percentage, to all customers in good standing. The representative of FUNDO BRADESCO TEMPLETON DE VALOR E LIQUIDEZ, FUNDO INVEST AÇÕES SUMATRA, CAFES BRASIL S.A. and JOÃO ANTÔNIO LIAN voted against. 7. SIGNATURES: SÉRGIO BOTTO DE LACERDA - Chairman; LEONARDO FORSTER - BNDESPAR; PAULO CRUZ PIMENTEL - Executive Secretary of the Board of Directors; PAULO ROBERTO TROMPCZYNSKI - Chairman of the Fiscal Council; EDISON RAUEN VIANNA - Secretary.----------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.